UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Acrivon Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

004890109

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   004890109

1.	Names of Reporting Persons RA Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 8,359,102
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 8,359,102
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,359,102
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.1%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.   004890109

1.	Names of Reporting Persons Peter Kolchinsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 8,359,102
		9.	Sole Dispositive Power. 0
		10.	Shared Dispositive Power 8,359,102
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,359,102
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.1%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No.   004890109

1.	Names of Reporting Persons Rajeev Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 8,359,102
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 8,359,102
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,359,102
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.1%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No.   004890109

1.	Names of Reporting Persons RA Capital Healthcare Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 7,914,206
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 7,914,206
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,914,206
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.   004890109

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and supplemented as follows:

This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 28, 2022 and amended on March 30, 2023 (the “Statement”), by the Reporting Persons with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Acrivon Therapeutics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 480 Arsenal Way, Suite 100, Watertown, MA 02472. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated as follows:

(a)	This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the “Act”), is attached hereto as Exhibit 1.

The Reporting Persons’ beneficial ownership of the Issuer’s Common Stock consists of (i) 7,914,206 shares of Common Stock directly held by the Fund; (ii) 426,302 shares of Common Stock directly held by the RA Capital Nexus Fund II, L.P (the “Nexus Fund II”); (iii) a total of 16,638 vested stock options (right to buy); and (iv) 1,956 stock options (right to buy) which shall vest within 60 days of this filing.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund or the Nexus Fund II. Each of the Fund and the Nexus Fund II has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer’s Common Stock reported herein. Because each of the Fund and the Nexus Fund II has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, each of the Fund and the Nexus Fund II disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund II. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

CUSIP No.   004890109

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

On April 8, 2024, the Issuer entered into a Securities Purchase Agreement (the “2024 Securities Purchase Agreement”) with certain institutional and accredited investors (the “2024 PIPE Investors”), pursuant to which the Issuer agreed to issue and sell to the 2024 PIPE Investors in a private placement (the “2024 Private Placement”) (i) an aggregate of 8,235,000 shares of Common Stock (the “2024 Shares”) at a price of $8.50 per share; and (ii) pre-funded warrants (the “2024 Pre-Funded Warrants”) to purchase up to an aggregate of 7,060,000 shares of Common Stock (the “2024 Pre-Funded Warrant Shares”) at a purchase price of $8.499 per 2024 Pre-Funded Warrant. The Fund purchased 3,530,000 shares of Common Stock (the “2024 Fund Shares”) in the 2024 Private Placement, for total consideration of $30.0 million. The Fund received the 2024 Fund Shares on April 11, 2024 (the “Closing Date”) pursuant to the closing of the 2024 Private Placement.

The funds used by the Fund to acquire the securities of the Issuer described herein were from capital contributions made by its limited partners and general partner.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based on the sum of: (i) 22,636,951 shares of Common Stock outstanding as of March 25, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 28, 2024; (ii) 8,235,000 shares of Common Stock issued in the 2024 Private Placement as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on April 9, 2024; and (iii) 18,594 shares of Common Stock issuable upon the exercise of stock options within 60 days.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A and Item 2 above is incorporated by reference.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person and is incorporated herein by reference.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D/A.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

2024 Registration Rights Agreement

On April 8, 2024, the Issuer entered into a registration rights agreement (the “2024 Registration Rights Agreement”) with the 2024 PIPE Investors, pursuant to which the Issuer agreed to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) the 2024 Shares and the 2024 Pre-Funded Warrant Shares held by the 2024 PIPE Investors (the “2024 Registrable Securities”). Under the 2024 Registration Rights Agreement, the Issuer has agreed to prepare and file a registration statement with the SEC (the “2024 Registration Statement”), covering the resale of the 2024 Registrable Securities by no later than May 11, 2024 (the “2024 Filing Deadline”). The Issuer has also agreed to use reasonable best efforts to cause such registration statement to become effective as soon as practicable, but in any event no later than the earlier of (i) the 5th business day after the date the Issuer is notified by the SEC that the 2024 Registration Statement will not be "reviewed" or (ii) the 75th day following the filing of the registration statement in the event of a “review” by the SEC (the “2024 Effectiveness Deadline”), subject to specified exceptions, and suspension and deferral rights as are set forth in the 2024 Registration Rights Agreement.

CUSIP No.   004890109

The Issuer also agreed to use reasonable best efforts to keep such registration statement effective until the earlier of (a) the date on which the Investors shall have resold all the 2024 Registrable Securities covered thereby; and (b) the date on which the 2024 Registrable Securities may be resold by the 2024 PIPE Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 promulgated under the Securities Act (“Rule 144”), without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect. The Issuer has agreed to be responsible for all fees and expenses incurred in connection with the registration of the 2024 Registrable Securities. In addition, certain liquidated damages provisions will apply to the Issuer in the event of registration failures, as described in the 2024 Registration Rights Agreement.

The Issuer has granted the 2024 PIPE Investors customary indemnification rights in connection with the registration statement. The 2024 PIPE Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing description of the 2024 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Registration Rights Agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 1	Joint Filing Agreement

Exhibit 4	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-41551), filed on April 9, 2024).

CUSIP No.   004890109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

CUSIP No.   004890109

SCHEDULE A

Transaction	Purchaser	Date	No. Shares	Price
Vest Stock Option (Right to Buy)	RA Capital	02/12/2024	978	(1)
Vest Stock Option (Right to Buy)	RA Capital	03/12/2024	978	(1)
Purchase (2024 Private Placement) – Common Stock	Fund	04/11/2024	3,530,000	$8.50
Vest Stock Option (Right to Buy)	RA Capital	04/12/2024	978	(1	)*
Vest Stock Option (Right to Buy)	RA Capital	05/12/2024	978	(1	)*

(1)	This option represents a right to purchase a total of 35,235 shares of the Issuer’s Common Stock, which began vesting on October 12, 2022 in 36 equal monthly installments over three years, subject to Dr. DiRocco’s continued service to the Issuer through each vesting date. These options have an exercise price of $12.50

* Represents future vesting within 60 days from the filing date of this Schedule 13D/A.

CUSIP No.   004890109

EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of April 11, 2024, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.001 per share of Acrivon Therapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager